

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

Mr. Trevor Fetter
President and Chief Executive Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

Re: **Tenet Healthcare Corporation**
 Form 10-K for the Fiscal Year Ended December 31, 2009
 Definitive Proxy Statement on Schedule 14A filed March 25, 2010
 Supplemental Response filed July 21, 2010
 File No. 001-07293

Dear Mr. Fetter:

 We have completed our review of your filings and do not have any further comments at this time.

 Sincerely,

 Jeffrey P. Riedler
 Assistant Director